BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

November 6, 2012

VIA EDGAR AND U.S. MAIL

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4470

Washington, DC 20549

Re:	Bank of the Carolinas Corporation, Mocksville, North Carolina
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-52195

Dear Mr. Nolan:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 23, 2012, regarding the above-referenced filing of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

For convenience, we have reproduced the comment contained in your letter dated October 23, 2012, below and included our response following the comment. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the filing noted above. Because the Company has no material operations and conducts no business on its own other than owning its subsidiaries, the discussion contained in this letter concerns primarily the business of the Company’s wholly owned subsidiary, Bank of the Carolinas. For ease of reading and because the financial statements are presented on a consolidated basis, the Company and Bank of the Carolinas are collectively referred to herein as the “Company,” “we,” “our,” or “us,” unless otherwise noted.

United States Securities and Exchange Commission

November 6, 2011

Form 10-K

Provision of Loan Losses, page 36

1. Noting the significant charge-offs recorded in 2011, particularly in relation to the allowance for loan losses at January 1, 2011, please tell us and revise future filings to provide a detailed discussion of the facts and circumstances that resulted in the charge-offs. Your discussion should address charge-offs by loan category and charge-offs between each quarter in 2011, to the extent there were material charge-offs between them. Discuss whether there were changes in the methodologies used by management to develop the allowance for loan losses and, if so, quantify the effect of those changes on each loan category. If there were several factors that resulted in the charge-offs within each loan category, identify each one and quantify the effect it had on loan charge-offs within the applicable loan category.

Response:

In April 2011, the Company formed a Special Assets Department to provide expertise in the areas of problems loans and other real estate owned (OREO) properties. Previously, when a property was in foreclosure, the balance of the loan was moved to OREO. Losses on the OREO property were taken when the property sold; therefore, the chargeoff never became a part of the loss history. Now, management obtains updated fair values and prepares a FAS 114 impairment analysis when there is any indication the loan is problematic. The impairment is charged to loan loss reserve and becomes part of the loan loss history. The chargeoffs by quarter are summarized in the following chart:

Net Chargeoffs by Quarter

For year ended December 31, 2011

(dollars in thousands)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Commercial - Non Real Estate	(13)	1,911	1,760	1,182	4,840
Commercial Real Estate
Owner occupied	317	4,232	1,161	127	5,837
Income producing	—	54	47	1,182	1,283
Multifamily	—	—	—	118	118
Construction & Development
1-4 Family	168	(4)	44	(28)	180
Other	(2)	267	128	538	931
Farmland	—	—	—	—	—
Residential
Equity Lines	251	419	20	74	764
1-4 Family	154	1,266	459	364	2,243
Consumer - Non Real Estate	19	56	25	31	131

Totals by Quarter	894	8,201	3,644	3,588	16,327

United States Securities and Exchange Commission

November 6, 2011

During 2011, $11.4 million of property was foreclosed on and moved into OREO. These properties were moved into OREO at an average of 51% of book value. Upon sale, the Company was able to recover 89% of the balance moved into OREO.

The allowance for loan loss calculation methodology was changed slightly during 2011. Previously in 2010, the methodology included a three-year loss history with a quarter lag and a weighted average. During the first quarter of 2011, the Company adjusted to a three-year average annual loss experience. At year-end 2011, the methodology was changed to include the current quarter-end, which eliminated the quarter-lag. These changes impacted the Company by a net decrease to the loan loss reserve of approximately $80,000.

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (336) 940-4433 if you have questions or concerns.

Respectfully yours,

/s/ Megan W. Patton

Megan W. Patton
Vice President and Principal Financial Officer

cc:	Gaeta & Eveson, P.A.